

September 14, 2010

Mr. Erik K. Bardman
Senior Vice President, Finance and Chief Financial Officer
Logitech International S.A.
c/o Logitech Inc.
6505 Kaiser Drive
Fremont, California 94555

> **Re: Logitech International S.A.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed May 27, 2010**
> **File No. 000-29174**

Dear Mr. Bardman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Valuation of Long-Lived Assets, page 45

1.   We note that the recoverability of goodwill related to the 3Dconnexion and LifeSize acquisitions is measured at the entity level with the remaining amount of goodwill measured at the total enterprise level. To the extent that the fair value of your reporting units is not substantially in excess of its carrying value as of your most recent step-one test pursuant to ASC 350-20-35-4 through 8, we believe your disclosures should include the following in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- The amount of goodwill allocated to each reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Results of Operations

Net Sales, page 47

2.   We note on page 113 that pricing programs charged to revenue increased by $71 million, or 112% and your reserve for pricing programs increased by $37 million, or 147%, from March 31, 2009 to March 31, 2010. Please tell us how you considered providing a discussion of any known trends or uncertainties related to your pricing programs that have had, or that you anticipate will have, a material favorable or unfavorable impact on revenues. Refer to Section III.B.3 of Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 78

3.   We note that certain video communications products involve multiple element arrangements, which include one or more elements that are to be delivered at a future date. We further note that revenue is allocated, as applicable, to each element based upon its fair value as determined by vendor-specific objective evidence (VSOE). Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements. In your response, as it relates to maintenance, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For instance, does the price charged for maintenance vary from customer to customer or when an agreement includes services that are essential to the functionality of the delivered software? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not

included in your agreements, tell us the percentage range allowed for your pricing of maintenance that you consider to be representative of VSOE and how you considered the guidance in ASC 985-605-25-6 and 7 and ASC 985-605-25-67 through 69.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief